Exhibit 99.2
PENGROWTH ENERGY TRUST
Annual and Special Meeting of Holders of Trust Units of
Pengrowth Energy Trust (the “Issuer”)
June 9, 2009
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

	Business Conducted at the Meeting	Outcome of Vote

1.	The ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Trust for the ensuing year, at a remuneration to be determined by the Board of Directors of Pengrowth Corporation.	Carried

2.	The election of the following nominees as Directors of Pengrowth Corporation, the administrator of the Issuer, to hold office until the next Annual General Meeting or until their successors are elected or appointed:	Carried

James S. Kinnear John B. Zaozirny Thomas A. Cumming Wayne K. Foo Michael S. Parrett A. Terence Poole D. Michael G. Stewart Nicholas C.H. Villiers Derek W. Evans

3.	The approval of an extraordinary resolution to authorize the amalgamation of Pengrowth Corporation and Esprit Exploration Ltd. and related matters.	96.80% FOR 3.20% AGAINST

4.	The approval of an extraordinary resolution to authorize amendments to the Trust Indenture and the Unanimous Shareholder Agreement to increase the grant of responsibility and authority to the Corporation and to facilitate the internalization of Pengrowth’s management structure.	95.98% FOR 4.02% AGAINST

5.	The approval of an ordinary resolution to reappoint Computershare Trust Company of Canada as Trustee for an additional term of two (2) years to expire on the date of the Annual Meeting of Unitholders to be held in 2011 and to empower the Board of Directors to set the remuneration of the Trustee,	97.55% FOR 2.45% AGAINST